SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation

Valuation Report

TIM Participações S.A.
TIM Sul S.A.
TIM Nordeste Telecomunicações S.A.

“The securities of TIM Participações to be issued in the merger between TIM Participa çõe s, TIM Sul and TIM Nordeste are being offered solely outside the United States. The securities will not be registered under the U.S. Securities Act of 1933 and upon issuance may not be offered or sold in the United States absent registration or an exemption. This valuation report does not constitute an offer of the securities to be issued in the merger.”

Corporate Finance, April 17th, 2005.

Important notice

Banco ABN AMRO Real S.A. ("BAAR") has been retained by TIM Participações S.A. (“TIM Participações”), TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste” and, together with TIM Participações and TIM Sul, the “Companies”) to render an independent financial-economic valuation report (the “Valuation” or the “Valuations”) of the Companies, in connection with the incorporation of shares of TIM Sul and TIM Nordeste by TIM Participações, pursuant to article 252 and following of the Brazilian Corporate Law ( Law nº 6.404/76, as amended) (the “Transactions").

The purpose of the Valuations is to calculate the financial-economic equity value of the Companies. The Valuations were prepared by BAAR for the exclusive use of the Companies in assessing the Transactions and shall not be used by any third parties or for purposes other than the Transactions.

BAAR has not made and will not make any recommendation, and does not express any opinion, explicitly or implicitly, on the definition of the exchange ratio of the shares issued by TIM Sul and by TIM Nordeste for new shares issued by TIM Participações within the Transactions, which will be determined at the Board of Directors Meetings of TIM Sul, TIM Nordeste and TIM Participações

Reference date, valuation methodology and liability

The reference date for the Valuations is March 31 st , 2005.

Given the availability of 10-year management business plans for the Companies and their respective subsidiaries, which were prepared by and approved by their respective managements, and our opportunity to review such plans with the management of the Companies, and given the limitations of other comparable transactions and precedents, BAAR selected the discounted cash flow methodology for rendering the Valuations.

The Companies were valued on a stand-alone basis and, therefore, the results do not include operational, tax or any other losses or gains, nor any synergies, which may result from the Transactions, nor costs arising out of or relating to the Transactions.

The rendering of financial-economic valuations is a complex process that involves subjective judgements and is not suitable for partial analyses or summarised descriptions. BAAR did not place special emphasis on any specific factors considered in the Valuations, but rather performed a qualitative assessment of the importance and relevance of all factors considered therein. In this context, the Valuations should be considered as a whole and the review of selected portions, summaries or specific aspects of the Valuations, without acknowledging and analysing the Valuations as a whole, may result in a misleading and incomplete understanding of the analyses and their conclusions.

Reference date, valuation methodology and liability (continued)

In order to render the Valuations, BAAR relied on information provided by the Companies. In the Valuations, BAAR relied on (i) the premises, estimates and projections prepared and approved by the Companies' managements; (ii) public information, including the Companies' financial statements for the fiscal years ending December 31 st , 2002, 2003 and 2004, all of which were audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young”); and (iii) in order to calculate the equity value, cash balance and cash equivalents, financial applications, loans and financing, hedges and contingency provisions for the Companies as of March 31st of 2005, all of which reflect the best understanding of Ernst & Young, given the execution of auditing procedures in accordance with the applicable auditing norms of Brazil over such financial statements, as stated in the April 13th 2005 letter addressed to the Companies and provided to us by the latter (referred to jointly as the “Information”).

BAAR has not performed any independent investigation of the Information and, therefore, does not assume any responsibility associated with the content, accuracy, veracity, integrity, consistency, sufficiency and truthfulness of the Information.

As instructed by the managements of the Companies, we adopted the assumption that the financial projections furnished to us reflect the best estimates available at the time they were made available to us, as well as the best judgment of the Companies' managements in regards to the expected future financial performances of the Companies.

Reference date, valuation methodology and liability (continued)

BAAR assumed all Information provided by the Companies to be accurate and complete, and performed no independent investigation and, therefore, assumes no responsibility for the accuracy or completeness of such information, including, without limitation, the projections of the Companies or the assumptions and estimates on which such projections were based. BAAR did not undertake (i) any appraisal of the assets and liabilities (contingent or not) of the Companies; (ii) any review or audit of the historical financial statements or of the Financial Statements of the Companies, and of the cash balances and cash equivalents, financial applications, loans and financings, hedge and the contingency provisions for the Companies on March 31st of 2005, all of which is mentioned in Ernst & Young's letter dated April 13th , 2005; (iii) any technical audit of the operations of the Companies; or (iv) any physical inspection of the property or assets of the Companies.

BAAR does not and will not, expressly or implicitly, make any representation or statement regarding the Information (including projections or forecasts of the Companies or assumptions and estimates on which such projections and forecasts were based) used in preparing the Valuations, nor assumes any responsibility or obligation to indemnify any party for the content, accuracy, veracity, completeness, consistency, sufficiency and precision of such Information, each of which is the sole and exclusive responsibility of the Companies.

BAAR considered, for the purposes of the Valuation, a stable macroeconomic scenario in Brazil.

Reference date, valuation methodology and liability (continued)

There is no way to ensure that the estimates and projections used for purpose of the Valuations, especially those which depend on the occurrence of future and uncertain events beyond the control of the Companies, will actually be achieved. The actual future results of the Companies may differ significantly from the forecast results utilised in connection with the Valuations. Therefore, BAAR does not assume any responsibility should the future results be substantially different from those used in connection with the Valuations.

BAAR does not express any view as to the distribution of economic value among the various types and/or classes of shares of the Companies.

The Valuations do not constitute a judgement, opinion or recommendation to the management of the Companies, the Companies or their shareholders as to the convenience and opportunity, or to the strategic decision of the Companies, to implement the Transactions. The Valuations do not constitute any recommendation to the shareholders of the Companies as to how they should vote their shares in connection with the Transactions, and are not intended to support any investment decision.

BAAR has rendered, directly or through its related companies, certain financial and investment banking services to the Companies and their controlling shareholders, subsidiaries and affiliates, for which it received compensation, and it shall continue to render such services and may, at any time, render additional services. BAAR is and may become at any time, directly or through its related companies, a creditor of the Companies and their controlling shareholders, subsidiaries and affiliates in certain financial transactions. BAAR also acts as the transfer agent and registrar of the shares of TIM Sul, TIM Nordeste, and TIM Participações and therefore, shall perform certain administrative functions in connection with the Transactions.

Reference date, valuation methodology and liability (continued)

During its regular course of business, BAAR may trade or hold, directly or through its related companies, on its behalf or on behalf of third parties, securities of the Companies and their controlling shareholders, subsidiaries and affiliates, and, as a consequence thereof, may hold, at any time, long or short positions in these securities. In addition, the research departments as well as other divisions within BAAR including its related companies, may use in their analyses, reports and publications, estimates, projections and methodologies other than those used in the Valuations, and therefore, such analyses, reports and publications may contain results that differ from those described in the Valuations.

BAAR shall receive compensation for rendering services in connection with the Valuations, regardless of the completion of the proposed Transactions. The Companies have agreed to indemnify BAAR and its associated companies for certain liabilities which may arise from the services related to the Valuations, and agreed to reimburse BAAR for fees of our legal advisors retained in connection with the preparation of the Valuations.

The Valuations constitute proprietary information of BAAR and shall not be disclosed or referenced to third parties, nor distributed, reproduced or used for any other purpose without the prior written consent of BAAR.

BAAR shall not be bound, at any time, to update, review or correct any information contained in the Valuations, nor to provide any additional information on the Valuations.

Executive summary

  The financial projections used to prepare this Valuations were based on assumptions, estimates and projections prepared and approved by the Companies' managements, in the financial positions of the Companies as of March 31 st of 2005 as stated in the Ernst & Young's April 13 th 2005 letter, as well as public information, including the financial information audited by Ernst & Young for the fiscal years ended on December 31st of 2002, 2003 and 2004.

  The Valuations were prepared based on the discounted cash flow methodology. We believe that, in volatile markets such as the Brazilian market, the most effective methodology is the discounted cash flow method, since it considers the companies' operating cash flow discounted by their current capital cost. As such, the Companies' risk profile and potential cash generation are projected in greater detail.

  The base date used for the Valuations is March 31 st , 2005 and the projection horizon include the period from 2005 to 2014.

  For the calculation of the equity value of TIM Participações we considered the projected cash flows of their controlled operators, TIM Sul and TIM Nordeste, adjustments that reflect the net present value of the expenses of TIM Participações and the net financial positions of the Companies.

  The Companies projected cash flows in nominal R$ were discounted by a nominal rate in R$ between 14.6% and 16.6%. The estimated nominal perpetuity growth rate for the Companies' cash flows was estimated between 6.32% and 7.32%.

Executive summary (continued)

  Based on the methodology and assumptions mentioned above, the estimated Equity Value range of TIM Sul is between R$ 3,897.58 million and R$ 5,094.61 million and the estimated Equity Value range of TIM Nordeste is between R$ 3,746.98 million and R$ 4,819.45 million.

  Considering the previously mentioned methodology, the estimated equity value of TIM Participações is between R$ 6,211.09 million and R$ 8,066.20 million.

  Based on the values described above, a lot of 1,000 shares of TIM Participações would be valued between R$8,8413 and R$ 11,4820, a lot of 1,000 shares of TIM Sul would have a value between R$ 254,2330 and R$ 332,3136 and the lot of 1,000 shares of TIM Nordeste would be valued between R$ 128,9228 and R$ 165,8236.

  Based on the range of values per 1,000 share lots, the exchange ratio between TIM Participações and TIM Sul would range from 28,7550 shares of TIM Participações for one share of TIM Sul to 28,9420 shares of TIM Participações for one share of TIM Sul. Using the same criteria, the exchange ratio between TIM Participações and TIM Nordeste would range from 14,4420 shares of TIM Participações for one share of TIM Nordeste to 14,5818 shares of TIM Participações for one share of TIM Nordeste.

  The Valuations of TIM Participações, TIM Sul and TIM Nordeste are limited to the Equity Value of the Companies, and make no distinction between the various classes and types of shares of the Companies.

Table of contents

1	Financial advisor information	11
2	Valuation methodology	14
3	TIM Sul S.A. (“TIM Sul”)	26
	a The company - overview	27
	b Market assumptions	30
	c Operating and financial assumptions	32
	d Valuation results	38
4	TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”)	40
	a The company - overview	41
	b Market assumptions	44
	c Operating and financial assumptions	46
	d Valuation results	52
5	TIM Participações S.A. (“TIM Participações”)	54
6	Implied exchange ratio	57
7	Glossary	59

1 Financial advisor information

The Corporate Finance Area of Banco ABN AMRO Real S.A.

  The Corporate Finance area of Banco ABN AMRO Real S.A. in Brazil is located in São Paulo and employs 14 qualified professionals. The area receives support from the global Corporate Finance area of ABN AMRO, through its sector teams based in London, Amsterdam and Hong Kong, consisting of approximately 400 professionals

  ABN AMRO has conducted several valuations of publicly-held companies including, among others, the evaluation of the companies Tele Celular Sul Participações S.A.(2004), Tele Nordeste Celular Participações S.A. (2004), Telpe Celular S.A. (2004),Telasa Celular S.A (2004), Telepisa Celular S.A (2004),Telern Celular S.A. (2004), Telpa Celular S.A. (2004), Teleceara Celular S.A. (2004), Biobrás S.A. (2002), Copene (2002), Copesul (2002), Trikem (2002), Zivi S.A (2003) and Eberle S.A.(2003). ABN AMRO has also worked as the Global Coordinator in the secondary share offerings of Companhia Vale do Rio Doce (2002) and Petrobrás (2000)

  All independent valuation reports issued by Banco ABN AMRO Real S.A are subject to review by an internal committee composed of professionals working outside the Corporate Finance area

Representations by the advisor

  Notwithstanding the foregoing, neither the Companies nor their management or their controlling shareholders have (i) interfered in or restricted, in any way, our abilities to obtain the information required to produce the Valuations (ii) determined or restricted our ability to choose the methodologies employed to reach the conclusions presented in the Valuations, or (iii) limited or restricted our capabilities to reach the conclusions set forth in the Valuations

  Banco ABN AMRO Real S.A. has no conflict of interest which might compromise its independence as required for performance of its duties

2 Valuation methodology

Macro-economic assumptions

The Valuations were based on macro-economic assumptions prepared by BAAR's economic department

Main macro-economic assumptions
Macro-economic assumptions	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

Consumer price inflation (IPCA)	5.9%	4.8%	4.4%	4.4%	4.5%	4.7%	4.8%	4.9%	4.9%	4.9%
Exchange rate end-of-period (R$/US$)	2.70	3.00	3.12	3.24	3.37	3.64	3.79	3.94	4.10	4.20
Average exchange rate (R$/US$)	2.68	2.87	3.06	3.18	3.31	3.51	3.72	3.87	4.02	4.15
Selic (year average)	18.7%	15.7%	14.3%	12.8%	11.8%	10.0%	9.0%	9.0%	9.0%	9.0%
GDP real growth	3.5%	4.0%	3.9%	4.4%	4.5%	4.3%	4.3%	4.1%	3.9%	3.8%

Discounted Cash Flow Methodology (DCF)

Composition of cash flow

  The Valuations of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste S.A. (“TIM Nordeste”) were prepared based on the discounted cash flow methodology (“DCF”)

  The unlevered operating cash flow considered in the discounted cash flow methodology (DCF) is composed of:

(+)Earnings before interest and taxes ( EBIT )

(-) Income Tax and Social Contribution

(+)Depreciation and amortization

(-) Capital Expenditures(investments in fixed assets )

(+ -) Changes in working capital

(=) Unlevered operating free cash flow for the company

Discounted Cash Flow Methodology (DCF)

Discounted cash flow methodology (DCF)
  The discounted cash flow valuation methodology estimates the value of a company by discounting future cash flows based on the WACC (Weighted Average Cost of Capital). The WACC is determined by the weighted average cost of debt and cost of equity within the optimal capital structure for the company and is directly related to the risk associated to future cash flows
  The weighted average cost of capital is determined by the weighted average costs of equity and debt for the company. Those costs are weighted by the respective equity and debt proportion in the company’s capital structure, according to the following formula:

Weighted average cost of capital ( WACC )

  Once the weighted average cost of the capital was estimated in US$ in nominal terms and the financial projections are prepared in nominal R$, the weighted average cost of capital was converted to nominal R$ based on the expected differential between the US and Brazil inflation

Cost of equity

  To estimate the cost of equity of the company, the CAPM (Capital Asset Pricing Model) formula was utilized as follows:
  The methodology used to estimate the cost of equity was based on information obtained in the sector in the U.S. and Europe, to which was added a country risk premium

Risk-free rate of return

  The methodology used to estimate the cost of equity was based on information obtained in the sector in the U.S. and Europe, to which was added a country risk premium
  The methodology used to estimate the cost of equity was based on information obtained in the sector in the U.S. and Europe, to which was added a country risk premium

Country risk

Country risk premium

  We believe that the best estimate of the Brazilian country risk is the spread between (i) the return on Global 27 bond - the Brazilian sovereign long-term bond, denominated in U.S. dollars, with an average maturity in June 2012, and (ii) the return on the U.S. 10-year Treasury bond (since it has the closest duration to the Brazilian Global 27 bond). This spread is the best estimate of the risk perceived by the international finance community at any given period in time, as opposed to the country rating methodology which is generally adjusted at specific time intervals. This is consistent with the fact that the company’s cost of capital should reflect, at any given time, the opportunity cost of investments in countries with similar risk
  The following graph illustrates the Brazilian country risk over the last twelve months (until April 14, 2005). Given the macro-economic stability in Brazil and the trend observed in the Brazilian country risk, we considered that a historical series of spreads with a larger timeframe is increasingly less applicable, and therefore, we have used the average spread for the last twelve months, estimated at 5.64%

Beta

  Beta is a measurement of market risk / systematic risk / non-diversifiable risk. The coefficient Beta attempts to indicate what proportion of a company’s share price variation may be explained by the variation in the market portfolio, i.e., a share with Beta=2 would increase by 2% if the market increases by 1%

  Beta is calculated through a linear regression between the series of variations in the share price and the series of variations in the market portfolio

  To estimate the beta, we considered a group of 6 mobile telephone companies operating in the international market. Thus, we considered the weighted average of the companies’ unlevered betas as a proxy for the Companies’ betas

  In order to make the set of companies’ betas comparable, we unlevered the “Equity” betas of each company based on their respective debt/equity structures and income tax, thus resulting in the unlevered or “asset” betas

  The average unlevered beta of the set of comparable companies was then re-levered to the Companies’ debt/equity structures and income tax:

Beta = Unlevered Beta * [1 + (1 - IT and SC rate(1)) * Debt/Equity]

  The Valuations of TIM Sul and TIM Nordeste were based on a levered Beta of 1.12

(1)	Long-term income tax and social contribution rate

Market risk premium

  Market risk premium is the additional return required by an investor to compensate for assuming the higher degree of uncertainty (risk) involved in equity investments vis-à-vis risk-free investments

  We believe that the best estimate for global market risk premium is the historic long-term average spread (1900 through 2004) between the return on a global stock market index denominated in US dollars and the return on a long term global bond index composed of 17 credit risk-free countries

  ABN AMRO prefers the long timeframe (since 1900) over other timeframe estimates, as the former reflects a broader set of economic circumstances. These circumstances include wars, economic depression and expansion periods, which are not captured by short-term estimates. Since we believe market risk is essentially random, the longest timeframe possible would provide the best estimate for the future

  ABN AMRO prefers the historical approach over the forward-looking approach since it does not believe that the market risk premium is predictable beyond a 3-4 year period. Given that the market premium is random, historical data is the best estimate of the future. TIM Sul, TIM Nordeste and TIM Participações’ Valuations were based on a market risk premium of 5.1% (a result of the “Global Investment Return Yearbook 2005” report, prepared by ABN AMRO jointly with the London Business School”)

Cost of debt and capital structure

Cost of debt (cost of third-party capital)

  The cost of debt is estimated based on the average cost observed in long-term fund raising operations by companies with credit profiles similar to the Companies’. The cost of future debt should be determined by the cost of debt that the Companies would pay in case they issue long-term debt instruments. Such cost is directly related to companies’ risk profiles. Based on our estimates of the Companies’ long-term cost of debt, we reached an annual rate of 12.0% in US$ terms

  Since interest payments are income tax and social contribution-deductible, we deduct from the cost of debt before taxes the long-term income tax and social contribution rate (IR and CSLL), thereby obtaining the after-tax cost of debt

Capital structure

  The weight attributed to equity and third-party capital in the weighted average cost of capital calculation is based upon estimated market value, as opposed to book value, since a company’s cost of capital should reflect the return required by investors according to the company’s business risk

  For the Companies, we assumed a target capital structure of 35% (total debt/ total capital)

Terminal value and perpetuity growth rate

  A company’s lifetime is theoretically infinite. However, we cannot precisely estimate the future cash flows beyond a certain period. Therefore, a portion of the company’s value, known as Terminal Value, will arise from cash flows generated after the last year of the projection period

  The Terminal Value is calculated by applying a fixed annual growth rate to the free cash flow of the year following the last year in the forecast period. Every forthcoming year, until perpetuity, the free cash flow of the company will grow according to this rate, which is known as Perpetuity Growth Rate

  The financial projections were prepared in nominal R$, i.e., considering Brazilian inflation. To be consistent, the perpetuity growth rate of the free cash flows must be also expressed in R$ in nominal terms. The Valuations were based on a range of nominal perpetuity growth rates between 6.32% and 7.32%

Weighted average cost of capital (WACC)

WACC

Weighted average cost of capital

Cost of equity (US$)		Cost of debt (US$)
U.S. 10-year T-Bond yield	4.33%	Cost of debt before taxes	12.0%
Market risk premium	5.10%	After-tax cost of debt	7.9%
Beta		Estrutura de Capital
Unlevered sector beta	0.83	% Equity	65.0%
Tax rate	34.0%	% Debt	35.0%
Levered beta	1.12
Cost of equity	10.1%
Country risk premium	5.64%
Adjusted cost of equity	15.7%

Weighted average cost of capital (R$)
Weighted average cost of capital (nominal US$)			13.0%
Differential long-term inflation (Brazil vs. U.S.)			2.3%
Weighted average cost of capital (nominal R$)			15.6%

3. TIM Sul S.A.

a The company - overview

Corporate structure

  TIM Sul S.A. is a publicly held company controlled by TIM Participações S.A., which holds 90.65% of its voting capital and 81.73% of its total capital

  The corporate structure of TIM Sul S.A. on March 31st, 2005, in accordance with the information provided by the Companies, is indicated as follows:

Competitive scenario

  Global Telecom S.A. ("Global Telecom") provides mobile telephone services in the States of Paraná and Santa Catarina under the Band B license. In December 1998, Global Telecom began to offer mobile telephone services based on the CDMA technology. Global Telecom is controlled by Telesp Celular, a Band A operator in the State of São Paulo, one of the companies under the joint venture known as "Vivo"

  In December 2002, Telecom Américas (“Claro”) was granted a license to provide mobile telephone services under the SMP system in Region II, using the Band “D” sub-frequency range, beginning its operations in 2003 using the GSM technology

  In December 2002, Brasil Telecom secured a license to provide mobile telephone services under the SMP system in Region II, using the Band “E” sub-frequency range, with the GSM technology. Brasil Telecom began to provide mobile telephone services in the 4th quarter of 2004, in the States of Paraná and Santa Catarina, becoming the fourth operator in the region

  In the municipalities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (RS), Vivo, Claro and Brasil Telecom are also authorized to provide mobile telephone services

  Generally, the cellular phone market in TIM Sul’s area has been growing significantly in the last two years, specially in relation to the penetration rate. Competition within the region has been intense and is expected to continue due to several factors affecting the four operators

b Market assumptions

Demographic and market data -TIM Sul

Population and penetration (year-end)

The assumptions reflect an expectation of continuous growth of the penetration rate in the region, reaching 63% at the end of the projection period

Total mobile market (year-end)

That growth should be driven by a period of sustainable economic development in the region, combined with a rise in the competitive pressure attributed to competitors

c Operating and financial assumptions

Revenues

Subscriber base (year-end)

The projected growth in the subscriber base reflects continued expansion in the pre-paid customer base

Average revenue per user- ARPU

The expansion of the pre-paid customer base should limit ARPU growth

Revenues

Revenues breakdown

The participation of handset revenues in total revenues decreases during the forecast period

Operating costs

EBITDA

Economies of scale should facilitate an increase in EBITDA margins, from 34% in 2005 to 46% in 2014

Note: R$ million, in nominal terms

Capex

Capex forecast

The peaks observed in the first years of projection reflect the need for investments in fixed assets, including the migrations from TDMA to GSM

Capex forecast

Note: R$ million, in nominal terms

Income statement and cash flow

Income statement - TIM Sul S.A.
Years ended on December 31st	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

Net revenues	1,737	1,819	1,883	1,932	1,991	2,056	2,149	2,242	2,344	2,455
Operating expenses	(1,145)	(1,136)	(1,119)	(1,089)	(1,094)	(1,119)	(1,168)	(1,213)	(1,269)	(1,329)
EBITDA	592	683	764	843	897	937	981	1,029	1,075	1,126
Margin (%)	34%	38%	41%	44%	45%	46%	46%	46%	46%	46%
Profit before IT ans SC	347	485	772	971	1,048	1,081	1,132	1,250	1,389	1,526
Net profit	246	339	518	646	692	714	747	825	917	1,007

Unlevered free cash flow - TIM Sul S.A.
Years ended on December 31st	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

EBIT	252	342	568	717	741	752	767	805	857	909
IT ans SC tax	(68)	(97)	(185)	(239)	(252)	(256)	(261)	(274)	(291)	(309)
Depreciation and amortization	341	341	196	127	155	185	214	224	218	217
CAPEX	(284)	(242)	(232)	(218)	(216)	(202)	(208)	(216)	(226)	(235)
Changes in working capital	(4)	10	33	14	5	5	12	22	28	28
Free cash flow	236	354	381	401	434	485	524	561	586	609

Notes: R$ million, in nominal terms; Net earnings consider deferred taxes, and tax loss carry-
forward as applicable

d Valuation results

Discounted cash flow - TIM Sul’s valuation range

Discounted cash flow valuation - TIM Sul S.A.

The diagram to the right illustrates the composition of the equity value of TIM Sul and its sensitivity due to variances in the WACC and nominal perpetuity growth rate

	A	+	B			=	C
WACC	NPV(2) of free cash flows (R$ thousands) 2005 - 2014		NPV(2) of perpetuity (R$ thousands) @ nominal perpetuity growth rate				Enterprise value (R$ thousands) @ nominal perpetuity growth rate

			6.32%	6.82%	7.32%		6.32%	6.82%	7.32%

14.6%	2,279,084.37		2,220,501.59	2,374,683.97	2,550,102.57		4,499,585.95	4,653,768.34	4,829,186.94
15.1%	2,234,811.22		2,010,808.90	2,142,552.15	2,291,271.85		4,245,620.12	4,377,363.37	4,526,083.07
15.6%	2,191,881.96		1,827,181.35	1,940,551.59	2,067,646.45		4,019,063.31	4,132,433.55	4,259,528.42
16.1%	2,150,245.99		1,665,458.88	1,763,638.22	1,873,024.79		3,815,704.87	3,913,884.21	4,023,270.78
16.6%	2,109,854.89		1,522,299.87	1,607,809.51	1,702,553.09		3,632,154.76	3,717,664.39	3,812,407.98

-	D	=	E			/	F	=		G
WACC	Net debt (1)		Equity value (R$ thousands)				# shares (million)(3)		Equity value per share (R$/1000 shares)

			6.32%	6.82%	7.32%				6.32%	6.82%	7.32%

14.6%	(265,422.00)		4,765,007.95	4,919,190.34	5,094,608.94		15,331		310.8142	320.8713	332.3136
15.1%	(265,422.00)		4,511,042.12	4,642,785.37	4,791,505.07		15,331		294.2484	302.8419	312.5426
15.6%	(265,422.00)		4,284,485.31	4,397,855.55	4,524,950.42		15,331		279.4705	286.8655	295.1557
16.1%	(265,422.00)		4,081,126.87	4,179,306.21	4,288,692.78		15,331		266.2057	272.6098	279.7449
16.6%	(265,422.00)		3,897,576.76	3,983,086.39	4,077,829.98		15,331		254.2330	259.8107	265.9907

Notes: (1) Net debt includes cash, marketable securities, debt, hedge and provisions for contingencies, according to Ernst & Young’s letter;
(2) net present value on March 31st, 2005; (3) as of March 31st, 2005

4 TIM Nordeste Telecomunicações S.A.

a The company- overview

Corporate structure

  TIM Nordeste Telecomunicações S.A. is a publicly held company controlled by TIM Participações S.A., which holds 94.09% of the voting capital and 81.75% of the total capital

  The corporate structure of TIM Nordeste S.A on March 31st, 2005, in accordance with the information provided by the companies, is indicated as follows:

Competitive scenario

  The operating company of the so-called Band B in the Region, Claro (former BCP and BSE S.A.), started its operations in mid-1998 with a fully digital network (TDMA). At the time of the privatization, BCP was controlled by a consortium formed by Bell South and Banco Safra. In the first quarter of 2003, the shareholding control of BSE was acquired by América Móvil S.A., which recently adopted a single brand to operate its cellular telephone operations in Brazil, “Claro”

  In 2001, Tele Norte Leste Participações S.A. (“Telemar”) purchased a Band D license to operate in the Region. Since June 2002, the cellular telephone market in the Region has included another competitor – “Oi” operator, a subsidiary of Telemar, which operates in the fixed network, with GSM technology

  In December 2002, Vésper S.A. was authorized to provide SMP in the Region, on the sub-frequency spectrum of 1,800 MHz. Since Vésper was not authorized to use the sub-frequency spectrum of 1,900 MHz for SMP, the license was returned to ANATEL, who held a new auction to grant that license later, but unsuccessfully. In this regard, there are currently three operating companies in the region

  The cellular phone market in TIM Nordeste’s area continues to grow significantly, with the competition between the three operating companies increasing steadily

b Market assumptions

Demographic and market data – TIM Nordeste

Population and penetration (year-end)

The assumptions reflect an expectation of continuous growth of the penetration rate in the region, reaching 39% at the end of the projection period

Note: population in thousands of inhabitants, based on IBGE projections

Total mobile market (year-end)

That growth should be driven by a period of sustainable economic development in the region, combined with a rise in the competitive pressure attributed to competitors

Note: thousands of subscribers

c Operating and financial assumptions

Revenues

Subscriber base (year-end)

The projected growth in the subscriber base reflects continued expansion in the pre-paid customer base

Note: thousands of subscribers

Average revenue per user- ARPU

The expansion of the pre-paid customer base should limit ARPU growth

Notes: In nominal R$; ARPU defined as the total net service revenue (excluding roaming) divided by the average number of users during the reference year, expressed in monthly nominal R$

Revenues and operating costs

Revenues breakdown

The participation of handset revenues in total revenues decreases during the forecast period

Operating costs

Note: R$ million, in nominal terms

EBITDA

Economies of scale should facilitate an increase in EBITDA margins, from 40% in 2005 to 47 % in 2014

Note: R$ million, in nominal terms

Capex

Capex forecast

The peaks observed in the first years of projection reflect the need for investments in fixed assets, including the migration from TDMA to GSM.

Note: R$ million, in nominal terms

Income statement and cash flow

Income statement - TIM Nordeste Telecomunicações S.A.
Years ended on December 31st	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

Net revenues	1,242	1,321	1,407	1,496	1,587	1,672	1,769	1,869	1,973	2,110
Operating expenses	(751)	(771)	(806)	(855)	(893)	(923)	(960)	(1,005)	(1,055)	(1,122)
EBITDA	491	550	601	642	694	750	809	864	918	987
Margin (%)	40%	42%	43%	43%	44%	45%	46%	46%	47%	47%
Profit before IT ans SC	264	384	626	799	886	943	1,023	1,155	1,301	1,466
Net profit	193	262	422	532	585	622	675	762	859	967

Unlevered Free Cash Flow - TIM Nordeste Telecomunicações S.A.
Years ended on December 31st	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

EBIT	172	243	419	535	564	594	630	678	737	804
IT and SC tax	(39)	(74)	(134)	(177)	(192)	(202)	(214)	(230)	(250)	(274)
Depreciation and amortization	320	308	182	107	130	156	179	186	181	183
Investments	(255)	(185)	(180)	(184)	(186)	(179)	(170)	(180)	(190)	(201)
Changes in working capital	(16)	2	34	27	7	0	6	17	21	26
Free cash flow	181	293	322	308	323	368	431	471	498	539

Note: R$ million, in nominal terms; Net earnings consider deferred taxes and tax loss carry-forwards as applicable; Free cash flow of the Company dos not consider tax incentives related to the Constitutive Reports numbers. 0144/2003 and 0232/2003, issued on 12/31/2003 by Adene - Development Agency of the Northeast Region

d Valuation results

Discounted cash flow valuation - TIM Nordeste’s value range

The diagram to the right illustrates the composition of the equity value of TIM Nordeste and its sensitivity due to variances in the WACC and nominal perpetuity growth rate

	A	+	B	+	C			=		D
WACC	NPV(2) of free cash flows (R$ thousands) 2005 -		NPV(2) of Adene (tax benefit) (R$ thousands)		NPV(2) of perpetuity (R$ thousands) @ nominal perpetuity growth rate				Enterprise value (R$ thousands) @ nominal perpetuity growth rate
	2014

					6.32%	6.82%	7.32%		6.32%	6.82%	7.32%

14.6%	1,845,147.72		409,474.50		1,965,194.73	2,101,649.68	2,256,899.15		4,219,816.95	4,356,271.90	4,511,521.37
15.1%	1,808,835.67		403,230.03		1,779,611.90	1,896,207.69	2,027,828.03		3,991,677.60	4,108,273.39	4,239,893.73
15.6%	1,773,639.13		397,130.96		1,617,097.32	1,717,432.58	1,829,914.44		3,787,867.41	3,888,202.67	4,000,684.53
16.1%	1,739,515.66		391,173.07		1,473,969.23	1,560,860.19	1,657,669.81		3,604,657.96	3,691,548.92	3,788,358.54
16.6%	1,706,424.70		385,352.27		1,347,270.23	1,422,948.22	1,506,798.46		3,439,047.20	3,514,725.18	3,598,575.43

-	E	=	F			/	G	=	H

WACC	Net debt (1)		Equity value (R$ thousands)				# shares (million)(3)		Equity value per share (R$/1000 shares)

			6.32%	6.82%	7.32%				6.32%	6.82%	7.32%

14.6%	(307,930.00)		4,527,746.95	4,664,201.90	4,819,451.37		29,064		155.7869	160.4819	165.8236
15.1%	(307,930.00)		4,299,607.60	4,416,203.39	4,547,823.73		29,064		147.9373	151.9490	156.4777
15.6%	(307,930.00)		4,095,797.41	4,196,132.67	4,308,614.53		29,064		140.9248	144.3770	148.2472
16.1%	(307,930.00)		3,912,587.96	3,999,478.92	4,096,288.54		29,064		134.6210	137.6107	140.9417
16.6%	(307,930.00)		3,746,977.20	3,822,655.18	3,906,505.43		29,064		128.9228	131.5267	134.4118

5 TIM Participações S.A.

Corporate structure

  TIM Participações S.A. is a publicly held company controlled by TIM Brasil Serviços and Participações S.A., which holds 53.23% of its voting capital and 23.73% of its total capital

  The corporate structure of TIM Participações S.A. on March 31st, 2005, according to the information provided by the Companies, is illustrated in the diagram bellow:

TIM Participações S.A. valuation (value range)

Economic-financial valuation of TIM Participações S.A.

The calculation includes assets and liabilities reflected in the balance sheet of TIM Participações as of March 31st, 2005 (4), as well as the net present value (NPV) of the costs and expenses of TIM Participações

Assets	March 31st, 2005	Liabilities and equity	March 31st, 2005

Short-term assets	84,656	Short-term liabilities	80,878
Long-term assets	9,024	Long-term liabilities	7,032
Fixed assets(1)	7,024,796	NPV of holding's expenses(2)	43,402
		Shareholders' equity	6,987,164
Total assets	7,118,476	Total liabilities and equity	7,118,476

	A			/	B	=	C
WACC	Equity value (R$ thousands)				Shares (milllion)(3)		Equity value per share (R$/1000 shares)

	6.32%	6.82%	7.32%				6.32%	6.82%	7.32%

14.6%	7,558,339.73	7,795,907.89	8,066,197.34		702,505.09		10.7591	11.0973	11.4820
15.1%	7,164,264.56	7,367,257.93	7,596,409.04		702,505.09		10.1982	10.4871	10.8133
15.6%	6,812,480.42	6,987,164.18	7,182,995.20		702,505.09		9.6974	9.9461	10.2248
16.1%	6,496,497.86	6,647,775.09	6,816,320.71		702,505.09		9.2476	9.4630	9.7029
16.6%	6,211,091.95	6,342,847.39	6,488,830.72		702,505.09		8.8413	9.0289	9.2367

Notes: (1) Fixed asset value considers TIM Sul’s and TIM Nordeste’s discounted cash flow valuations; (2) Net present value of TIM Participações’ after tax costs and expenses, according to the Information furnished by the Companies; (3) Number of shares (millions) on March 31st, 2005; (4) Net debt constituent accounts, including cash balances, marketable securities, debt, hedge and provisions for contingencies were adjusted, in accordance with Ernst & Young’s letter dated April 13th, 2005

6 Implied exchange ratio

Implied exchange ratio

  Based on the value ranges per 1,000 shares, the exchange ratio between TIM Participações and TIM Sul would range from 28.7550 shares of TIM Participações for one share of TIM Sul to 28.9420 shares of TIM Participações for one share of TIM Sul

  Based on the value ranges per 1,000 shares, the exchange ratio between TIM Participações and TIM Nordeste would range from 14.4420 shares of TIM Participações for one share of TIM Nordeste to 14.5818 shares of TIM Participações for one share of TIM Nordeste

Exchange ratio of TIM Sul					Exchange ratio of TIM Nordeste

Shares of TIM Participações per share of TIM Sul					Shares of TIM Participações per share of TIM Nordeste

		Perpetuity growth rate					Perpetuity growth rate
		6.32%	6.82%	7.32%			6.32%	6.82%	7.32%

	14.6%	28.8884	28.9144	28.9420		14.6%	14.4795	14.4614	14.4420
	15.1%	28.8531	28.8775	28.9035		15.1%	14.5063	14.4891	14.4708

WACC	15.6%	28.8191	28.8421	28.8666	WACC	15.6%	14.5322	14.5160	14.4987
	16.1%	28.7864	28.8081	28.8311		16.1%	14.5574	14.5420	14.5258
	16.6%	28.7550	28.7755	28.7971		16.6%	14.5818	14.5673	14.5519

7 Glossary

Glossary

  We have included a glossary to help those less familiar with the discounted cash flow valuation methodology to better understand this document. The explanation of each term, therefore, is written in didactical terms, so that they may be easily understood

  Average Revenue per User (ARPU): total net revenues from services (excluding roaming), divided by the average number of lines in service during the reference year, expressed in monthly nominal Reais (R$)

  Beta: a measure of the market risk / systemic risk / non-diversifiable risk. The Beta factor indicates the sensitivity of the stock price to market portfolio price variations. The Beta factor is calculated trough a linear regression between a series composed of variations on a company’s share price and a series composed of variations on the market portfolio price

  Capital Asset Pricing Model – CAPM: the CAPM model is used to determine the Cost of Equity. The model is based on the financial premise of risk and return, so the greater the risk, the greater the return required by the shareholder. In the calculation of the CAPM, the beta, the risk-free rate and the market risk premium factors are taken into account

  Capital Expenditures (Capex): investments in fixed assets

Glossary (continued)

  Cost of Equity: the cost of equity is the return required by the shareholder on the invested capital. The calculation considers that a certain asset must pay the investor the opportunity cost plus a risk premium

  Cost of Debt: a measure of the cost associated with capital provided by third parties, in the form of loans, financings, market funding, among others

  Weighted Average Cost of Capital (WACC): a measure of a company’s cost of capital. The WACC is determined by the weighted average costs of equity and cost of debt in the company’s intended capital structure and is directly related to the risk associated to future cash flows

  Equity Value: value of the shareholder’s equity

  Optimal Capital Structure: in theory there is an optimal proportion of own capital and third-party capital, known as optimal capital structure. Considering the risk and the return of each source of capital, each company has an optimal structure that maximizes the its value

  Operating Cash Flow: the operating cash flow considers only revenues and expenses effectively received and disbursed as a result of the company’s operations. As such, the interest income and interest expenses are not considered in this calculation

Glossary (continued)

  Earnings Before Interests, Taxes, Depreciation and Amortization (EBITDA): the operating profit generated by the company, which will effectively generate cash. As a result, only the expenses that produce cash outflows are considered in its calculation

  Earnings Before Interests and Taxes (EBIT): the operating profit generated by the company, less depreciation and amortization expenses

  Market Risk Premium: the additional return required by investors as a compensation for a greater element of uncertainty (risk) in investments in shares versus risk-free investments

  Country Risk Premium (Sovereign Risk): the premium paid due to political instability and uncertainty in a given country. A method frequently used to estimate this premium is the spread between the return of the sovereign bonds of the country and the U.S. sovereign bonds

  Risk-Free Interest Rate: the interest rate paid for a risk-free asset. In practice, the U.S. Treasury bonds are used as parameters for the risk-free interest rate

Glossary (continued)

  NPV: net present value

  Terminal Value: considering that, in theory, a company’s lifetime is infinite and that it is impossible to accurately estimate/forecast the future cash flows beyond a certain period, a portion of the company’s value will be composed of cash flows generated in the years following the last year of the projection period. This estimated portion of the value is known as terminal value. To determine the Terminal Value, the assumptions that the company will reach a state of maturity and will grow at a constant pace are adopted

FREE TRANSLATION

Rio de Janeiro, April 26th, 2005.

To
The Board of Directors of
TIM Participações S.A.
Rua Comendador Araújo, 299 - 3º andar
Curitiba, Paraná

Dear Sirs:

Banco ABN AMRO Real S.A. ("BAAR") has been retained by TIM Participações S.A. (“TIM Participações”), TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste” and, together with TIM Participações and TIM Sul, the “Companies”) (i) to render an independent financial-economic valuation report (the “Valuation” or the “Valuations”) of the Companies, in connection with the incorporation of shares of TIM Sul and TIM Nordeste by TIM Participações, pursuant to article 252 and following of the Brazilian Corporate Law ( Law nº 6.404/76, as amended) (the “Transactions") and (ii) to express its views as to whether the proposed exchange ratios shall provide equitable treatment (tratamento equitativo) to the Companies for purposes of the Transactions subject to the terms set hereof.

This letter is based upon the Valuations of the Companies, dated April 17th, 2005. The purpose of the Valuations is to calculate the financial-economic equity value of the Companies. The Valuations were prepared by BAAR for the exclusive use of the Companies in assessing the Transactions and shall not be used by any third parties or for purposes other than the Transactions. BAAR has not made and will not make any recommendation, and does not express any opinion, explicitly or implicitly, on the definition of the exchange ratios of the shares issued by TIM Sul and by TIM Nordeste for new shares issued by TIM Participações within the Transactions, which will be determined at the Board of Directors Meetings of TIM Sul, TIM Nordeste and TIM Participações.

The reference date for the Valuations is March 31st, 2005. Given the availability of 10-year management business plans for the Companies and their respective subsidiaries, which were prepared by and approved by their respective managements, and our opportunity to review such plans with the management of the Companies, and given the limitations of other comparable transactions and precedents, BAAR selected the discounted cash flow methodology for rendering the Valuations.

The Companies were valued on a stand-alone basis and, therefore, the results do not include operational, tax or any other losses or gains, nor any synergies, which may result from the Transactions, nor costs arising out of or relating to the Transactions. As such, the Valuations do not consider the results that could be potentially generated for the Companies by the consummation of the Transactions, nor any costs arising from the Transactions.

The rendering of financial-economic valuations is a complex process that involves subjective judgements and is not suitable for partial analyses or summarised descriptions. BAAR did not place special emphasis on any specific factors considered in the Valuations, but rather performed a qualitative assessment of the importance and relevance of all factors considered therein. In this context, the Valuations should be considered as a whole and the review of selected portions, summaries or specific aspects of the Valuations, without acknowledging and analysing the Valuations as a whole, may result in a misleading and incomplete understanding of the analyses and their conclusions.

In order to render the Valuations, BAAR relied on information provided by the Companies. In the Valuations, BAAR relied on (i) the premises, estimates and projections prepared and approved by the Companies’ managements; (ii) public information, including the Companies’ financial statements for the fiscal years ending December 31st, 2002, 2003 and 2004, all of which were audited by Ernst &Young Auditores Independentes S.S. (“Ernst & Young”); and also (iii) in order to calculate the equity value, cash balance and cash equivalents, financial applications, loans and financing, hedges and contingency provisions for the Companies as of March 31st of 2005, all of which reflect the best understanding of Ernst & Young, given the execution of auditing procedures in accordance with the applicable auditing norms of Brazil over such financial statements, as stated in the April 13th 2005 letter addressed to the Companies and provided to us by the latter (referred to jointly as the “Information”).

As instructed by the managements of the Companies, we adopted the assumption that the financial projections furnished to us reflect the best estimates available at the time they were made available to us, as well as the best judgment of the Companies' managements in regards to the expected future financial performances of the Companies.

BAAR assumed all Information provided by the Companies to be accurate and complete, and BAAR has not performed any independent investigation of the Information and, therefore, does not assume any responsibility associated with the content, accuracy, veracity, integrity, consistency, sufficiency and truthfulness of the Information, including, without limitation, the projections of the Companies or the assumptions and estimates on which such projections were based. BAAR did not undertake (i) any appraisal of the assets and liabilities (contingent or not) of the Companies; (ii) any review or audit of the historical financial statements or of the Financial Statements of the Companies, and of the cash balances and cash equivalents, financial applications, loans and financings, hedge and the contingency provisions for the Companies on March 31st of 2005, all of which is mentioned in Ernst &Young’s letter dated April 13th, 2005; (iii) any technical audit of the operations of the Companies; or (iv) any physical inspection of the property or assets of the Companies.

BAAR does not and will not, expressly or implicitly, make any representation or statement regarding the Information (including projections or forecasts of the Companies or assumptions and estimates on which such projections and forecasts were based) used in preparing the Valuations, nor assumes any responsibility or obligation to indemnify any party for the content, accuracy, veracity, completeness, consistency, sufficiency and precision of such Information, each of which is the sole and exclusive responsibility of the Companies.

BAAR considered, for the purposes of the Valuation, a stable macroeconomic scenario in Brazil.

There is no way to ensure that the estimates and projections used for purpose of the Valuations, especially those which depend on the occurrence of future and uncertain events beyond the control of the Companies, will actually be achieved. The actual future results of the Companies may differ significantly from the forecast results utilised in connection with the Valuations. Therefore, BAAR does not assume any responsibility should the future results be substantially different from those used in connection with the Valuations.

BAAR does not express, through the Valuations and this letter, any view as to the distribution of economic value among the various types and/or classes of shares of the Companies. The Valuations and this letter do not constitute a judgement, opinion or recommendation to the management of the Companies, the Companies or their shareholders as to the convenience and opportunity, or to the strategic decision of the Companies, to implement the Transactions. The Valuations and this letter do not constitute any recommendation to the shareholders of the Companies as to how they should vote their shares in connection with the Transactions, and are not intended to support any investment decision.

Furthermore, for the purposes of this letter, BAAR was retained based on the assumption that the proposed exchange ratios shall constitute equitable treatment to the Companies if they were contained within the value ranges resulting from the Valuations, executed as described hereof.

BAAR has rendered, directly or through its related companies, certain financial and investment banking services to the Companies and their controlling shareholders, subsidiaries and affiliates, for which it received compensation, and it shall continue to render such services and may, at any time, render additional services. BAAR is and may become at any time, directly or through its related companies, a creditor of the Companies and their controlling shareholders, subsidiaries and affiliates in certain financial transactions. BAAR also acts as the transfer agent and registrar of the shares of TIM Sul, TIM Nordeste, and TIM Participações and therefore, shall perform certain administrative functions in connection with the Transactions.

During its regular course of business, BAAR may trade or hold, directly or through its related companies, on its behalf or on behalf of third parties, securities of the Companies and their controlling shareholders, subsidiaries and affiliates, and, as a consequence thereof, may hold, at any time, long or short positions in these securities. In addition, the research departments as well as other divisions within BAAR including its related companies, may use in their analyses, reports and publications, estimates, projections and methodologies other than those used in the Valuations, and therefore, such analyses, reports and publications may contain results that differ from those described in the Valuations.

BAAR shall receive compensation for rendering services in connection with the Valuations and this letter, regardless of the completion of the proposed Transactions. The Companies have agreed to indemnify BAAR and its associated companies for certain liabilities which may arise from the services related to the Valuations and this letter, and agreed to reimburse BAAR for fees of our legal advisors retained in connection with the preparation of the Valuations and this letter. The Valuations and the content of this letter constitute proprietary information of BAAR and shall not be disclosed or referenced to third parties, nor distributed, reproduced or used for any other purpose without the prior written consent of BAAR.

BAAR shall not be bound, at any time, to update, review or correct any information contained in the Valuations and in this letter, nor to provide any additional information on the Valuations and this letter.

In accordance with the discounted cash flow methodology (DCF) selected for rendering the valuations of the Companies as described in the Valuations, the value per lot of 1,000 shares range of the Companies may be summarized as follows:

in Reais (R$)	Values per Lot of 1,000 Ações
	Minimum	Maximum
TIM Sul	254.2330	332.3136
TIM Nordeste	128.9228	165.8236
TIM Participações	8.8413	11.4820

Based on such value ranges per lot of 1,000 shares, the Exchange ratios between one TIM Sul share for shares of TIM Participações and between one TIM Nordeste share for shares of TIM Participações can be summarized as follows:

	Exchange Ratios
	Minimum	Maximum
Shares of TIM Participações for each share of TIM Sul	28.7550	28.9420
Shares of TIM Participações for each share of TIM Nordeste	14.5818	14.4420

The Boards of Directors of TIM Sul, TIM Nordeste and TIM Participações, following the meeting held on the date hereof in the city of Rio de Janeiro, State of Rio de Janeiro, have proposed the exchange ratios of 28.8421 shares of TIM Participações for each share of TIM Sul and of 14.5160 shares of TIM Participações for each share of TIM Nordeste.

Subject to the qualifications above, as the exchange ratios proposed by the Boards of Directors of TIM Sul, TIM Nordeste and TIM Participações for purposes of implementation of the Transactions is within the value ranges indicated above, we are of the view that such exchange ratios provide equitable treatment to the Companies.

Sincerely,

_________________________
Banco ABN AMRO Real S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 28, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer